November 14, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549
Attn:	Shannon Buskirk and Joanna Lam

Re:	Prospector Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-39854

Dear Ms. Buskirk and Ms. Lam:

On behalf of our client, Prospector Capital Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter dated November 13, 2023 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 (the “Form 10-K”).

The Company’s responses below are preceded by the Staff’s comments in bold for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements

Note 8, Warrants, page F-16

1.	The analysis in your supplemental response letter dated November 3, 2023 addresses the impact of the shareholder redemptions on the Private Warrants. Tell us what consideration was given to the impact on the accounting for the Public Warrants since the date of the Class A share redemptions, and whether you believe a similar change in accounting is required when restating your financial statements.

Response: The Company respectfully acknowledges receipt of the Staff’s comment. The analysis provided in the supplemental response letter dated November 3, 2023 focused on the Private Placement Warrants. However, the Company considered the impact of both the Public and Private Warrants. The SAB 99 memo has been revised accordingly to reflect the analysis as affecting both the Public and Private Warrants, and is being furnished herewith as Exhibit A. The Company believes a similar change in accounting is required for the Public and Private Warrants.

United States Securities and Exchange Commission

November 3, 2023

2.	To assist in our review of your supplemental response dated November 3, 2023, provide a copy of the Letter Agreement dated June 30, 2021 between the Company and Prospector Sponsor LLC and a summary of the key terms of this Letter Agreement, such as the duration of the agreement, whether the agreement remains effective given the extension to complete a business combination to December 31, 2023, clarify the date the agreement was entered into and any other relevant key terms.

Response: The Company respectfully acknowledges receipt of the Staff’s comment. A copy of the Letter Agreement is being furnished herewith as Exhibit B. Below is a summary of the key terms of the Letter Agreement:

●	The Letter Agreement was entered into on June 30, 2021.

●	Under the Letter Agreement, the Company’s sponsor and initial purchaser and sole holder of the Private Placement Warrants, Prospector Sponsor LLC (the “Sponsor”), surrendered its ability to transfer any of the Private Placement Warrants to any individuals or entities that are not affiliates of the Sponsor.

●	The Letter Agreement does not have an express end date and is effective and binding for so long as the Private Placement Warrants remain outstanding, including up to and following the Company’s extended deadline of December 31, 2023 to complete a business combination.

●	The Letter Agreement is governed by the laws of the State of New York.

* * *

United States Securities and Exchange Commission

November 3, 2023

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Derek Aberle, Prospector Capital Corp.

Exhibit A

To:	Prospector Capital Corp

Date:	October 13, 2023

Re:	SAB 99 Public and Private Placement Warrant Classification Assessment (i.e., equity vs. liability classification post redemptions)

Purpose

The purpose of this memorandum is to document management’s analysis and conclusion on the materiality of an error identified related to the classification of Public and Private Placement Warrants post redemptions for Prospector Capital Corp (the “Company”).

Guidance Applied

The Company’s assessment is based on the following guidance resources:

1.	SEC Staff Accounting Bulletin No. 99 (‘SAB 99’), Materiality
2.	AS 2201 – Evaluating deficiencies, significant deficiencies, and material weaknesses
3.	AS 2201 “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements”

Authoritative language in black italicized text.

Excerpts from the public and private placement warrant agreement in blue text.

Management’s analysis in red text.

Question #1: Does Section 4.4 result in liability classification of the Public and Private Placement Warrants?

Section 4.4 If reorganization is a tender offer accepted by holders of ordinary shares in which the maker will own more than 65% of ordinary shares, the Warrant holders would be entitled to receive the highest amount of settlement receivable as if they were a shareholder. That is the highest amount of cash, securities, or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer.

If less than 70% of consideration receivable by ordinary shareholders is payable in the form of listed shares/stock in the successor entity, and Warrant holders want to exercise within 30 days of the reorganization, the Warrant price will be reduced by an amount equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration minus (B) the Black-Scholes Warrant Value.

ASC 815-40-55-2 states that an event that causes a change in control of an entity is not within the entity’s control and, therefore, if a contract requires net cash settlement upon a change in control, the contract generally must be classified as an asset or a liability.

ASC 815-40-55-3 then states, however, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that circumstance, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract.

Further SEC Staff noted “We recently evaluated a fact pattern involving Private Placement Warrants issued by a SPAC. The terms of those Private Placement Warrants included a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock, all holders of the Private Placement Warrants would be entitled to receive cash for their Private Placement Warrants. In other words, in the event of a qualifying cash tender offer (which could be outside the control of the entity), all Private Placement Warrant holders would be entitled to cash, while only certain of the holders of the underlying shares of common stock would be entitled to cash. OCA staff concluded that, in this fact pattern, the tender offer provision would require the Private Placement Warrants to be classified as a liability measured at fair value, with changes in fair value reported each period in earnings.”

Ordinary shares are defined in the Company’s Warrant agreement as Class A shares. The Class A and Class B shares have rights that rank Pari-passu in all respects and vote together as same class on one-to-one basis. In tender offer transaction, if the maker obtains at least 65% of ordinary shares (65% of 32 million Class A Shares is 20.8 million which makes up more than 50% of the voting interest inclusive of Class A and Class B shares), the maker will effectively hold more than 50% of the Company’s voting interest resulting in a change in control. ASC 815-40 allows for cash settlement of a Warrant in circumstances in which holders of the underlying shares also would receive cash. Specifically, ASC 815-40-55-3 stated that “if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision.” As the tender offer provision in Section 4.4 of the Warrant Agreement requires a change of more than 65% of ordinary shares (effectively more than 50% of the voting control) of the Company, it would be considered a change of control and therefore compliant with the SEC Staff Statement. Therefore, equity classification for the Public Warrants and Private Placement Warrants would not be prohibited.

In the event of a Warrant price reduction by means of a mathematical formula because less than 70% of consideration receivable by ordinary shareholders is payable in the form of listed shares/stock in the successor entity, the guidance under ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, this provision does not preclude the Warrants from being considered indexed to the Company’s own stock.

Subsequent to year end, the redemptions effectively flipped the percentages such that 65% of the Class A shares no longer make up more than 50% of the voting interest. None of the Private Placement Warrants would be exercisable in advance of a de-spac transaction, thus at the time the Public Warrants could be tendered for cash consideration, all of the Class B shares would have been converted into Class A shares. The warrant agreement reads, “if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares … under circumstances in which, upon completion of such tender or exchange offer, the maker thereof … own[s] beneficially … more than 65% of the outstanding Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer”. The 65% test, should it be satisfied at the time of warrant exercisability, would mean that sufficient shares would have been tendered that a change of control would have occurred and therefore would be compliant with the SEC Staff Statement. However, on advice of counsel, it is not possible to rule out the possibility that a Warrant holder could assert that, even in the face of a failed 65% test at the time of warrant presentation for cash consideration, such Warrant must be deemed to be exercisable because the 65% might at one point in the past have been met and therefore demand cash compensation. Without taking a view as to the probability of prevailing on such a claim, it is clearly more conservative to assume that such a claim could succeed. As such this conservative interpretation of the 65% test would preclude the Warrants from receiving equity treatment and under such conservative interpretation should have been reclassified to liability based on the fair value of the Warrants on January 24, 2023, the date the redemptions occurred and subsequently carried at fair value with changes in fair value reflected in the statement of operations. See SAB 99 workbook for impact on materiality on a quantitative basis.

Question #1 Conclusion

As a result of further evaluation surrounding the Company’s accounting treatment for Public and Private Placement Warrants under ASC 815, it was identified that as a result of the redemptions that occurred on January 24, 2023, the Public and Private Placement Warrants will be conservatively assumed to no longer qualify for equity classification. The redemptions resulted in the possibility for the tender offer provision listed within the Warrant agreement referenced above to be triggered without a change in control also being triggered.

Question #2: Does the change in classification of the Public and Private Placement Warrants result in a material modification to the Company’s financial statements?

In accordance with SEC Staff Accounting Bulletin No. 99, Materiality:

1. Assessing Materiality

Facts: During the course of preparing or auditing year-end financial statements, financial management or the registrant’s independent auditor becomes aware of misstatements in a registrant’s financial statements. When combined, the misstatements result in a 4% overstatement of net income and a $.02 (4%) overstatement of earnings per share. Because no item in the registrant’s consolidated financial statements is misstated by more than 5%, management and the independent auditor conclude that the deviation from generally accepted accounting principles (“GAAP”) is immaterial and that the accounting is permissible.

Question: Each Statement of Financial Accounting Standards adopted by the Financial Accounting Standards Board (“FASB”) states, “The provisions of this Statement need not be applied to immaterial items.” In the staff’s view, may a registrant or the auditor of its financial statements assume the immateriality of items that fall below a percentage threshold set by management or the auditor to determine whether amounts and items are material to the financial statements?

Interpretive Response: No. The staff is aware that certain registrants, over time, have developed quantitative thresholds as “rules of thumb” to assist in the preparation of their financial statements, and that auditors also have used these thresholds in their evaluation of whether items might be considered material to users of a registrant’s financial statements. One rule of thumb in particular suggests that the misstatement or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management. The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.5 Court decisions, Commission rules and enforcement actions, and accounting and auditing literature6 have all considered “qualitative” factors in various contexts.

The FASB has long emphasized that materiality cannot be reduced to a numerical formula. In its Concepts Statement No. 2, the FASB noted that some had urged it to promulgate quantitative materiality guides for use in a variety of situations. The FASB rejected such an approach as representing only a “minority view,” stating –

The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board’s present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

The FASB noted that, in certain limited circumstances, the Commission and other authoritative bodies had issued quantitative materiality guidance, citing as examples guidelines ranging from one to ten percent with respect to a variety of disclosures. And it took account of contradictory studies, one showing a lack of uniformity among auditors on materiality judgments, and another suggesting widespread use of a “rule of thumb” of five to ten percent of net income. The FASB also considered whether an evaluation of materiality could be based solely on anticipating the market’s reaction to accounting information.

The FASB rejected a formulaic approach to discharging “the onerous duty of making materiality decisions” in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that –

[M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

●

whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – the error arises from an item that is a precise measurement at the end of each fiscal year and is a rolled forward estimate at the end of each quarterly reporting period.

●

whether the misstatement masks a change in earnings or other trends – In this case, the change results in an increase to net loss and net loss per share; therefore, it did mask a negative change in earning or other negative trends for the three months ended March 31, 2023, and for the three and six months ended June 30, 2023. However, SPAC investors are not primarily interested in the earning per share or operations as such management believes there are no items that would have caused the judgment of a reasonable person relying upon the report to change their decision as a result of the inclusion or correction of the item. Moreover, management believes that SPAC investors generally regard the probability of a tender offer for Class A shares without the support of Class B shareholders as unlikely, particularly in the instance where the Class B shareholders hold a majority of outstanding shares. That is particularly true in a circumstance in which the value of the tender offer in advance of a business combination would be made at a value that conveyed any value to the warrants (with an exercise price about the trust balance per share).

●

whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – In this case, the change results in an increase to net loss and net loss per share; therefore, it did mask a negative change in earning or other negative trends. However, SPAC investors are not primarily interested in the earning pers share or operations as such management believes there are no items that would have caused the judgment of a reasonable person relying upon the report to change their decision as a result of the inclusion or correction of the item. Moreover, management believes that SPAC investors generally regard the probability of a tender offer for Class A shares without the support of Class B shareholders as unlikely, particularly in the instance where the Class B shareholders hold a majority of outstanding shares. That is particularly true in a circumstance in which the value of the tender offer in advance of a business combination would be made at a value that conveyed any value to the warrants (with an exercise price about the trust balance per share).

●	whether the misstatement changes a loss into income or vice versa – No change to the direction of the Company’s results was identified as a result of the error.

●	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – Not applicable

●	whether the misstatement affects the registrant’s compliance with regulatory requirements - no

●	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements - No loans and/or contractual covenant requirements exist for the issuer.

●	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – The Company does not have any bonuses or incentive compensations policies and thus there would be no impact on the bonus or compensation schemes.

●	whether the misstatement involves concealment of an unlawful transaction. - no

This is not an exhaustive list of the circumstances that may affect the materiality of a quantitatively small misstatement. Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material. The SPAC industry has shown, and management agrees, based on experience in the industry and knowledge of its investors, that the investors of the Company are interested in the current progression of management identifying a target Company and obtaining the approval of shareholders to complete a Business Combination, as well as preserving the balance of funds available within the trust account as such funds are invested and used to consummate a Business Combination. Management believes it is NOT probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Management does not believe a reasonable investor would conclude it is likely that they might receive an offer for the Class A shares only valuing that Class A share at a level in excess of the trust cash per share when they are a substantial minority of the decision making authority of the SPAC.

For the reasons noted above, the staff believes that a registrant and the auditors of its financial statements should not assume that even small intentional misstatements in financial statements, for example those pursuant to actions to “manage” earnings, are immaterial. While the intent of management does not render a misstatement material, it may provide significant evidence of materiality. The evidence may be particularly compelling where management has intentionally misstated items in the financial statements to “manage” reported earnings. In that instance, it presumably has done so believing that the resulting amounts and trends would be significant to users of the registrant’s financial statements. The staff believes that investors generally would regard as significant a management practice to over- or under-state earnings up to an amount just short of a percentage threshold in order to “manage” earnings. Investors presumably also would regard as significant an accounting practice that, in essence, rendered all earnings figures subject to a management-directed margin of misstatement.

The materiality of a misstatement may turn on where it appears in the financial statements. For example, a misstatement may involve a segment of the registrant’s operations. In that instance, in assessing materiality of a misstatement to the financial statements taken as a whole, registrants and their auditors should consider not only the size of the misstatement but also the significance of the segment information to the financial statements taken as a whole. A misstatement of the revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity” is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important. In assessing the materiality of misstatements in segment information - as with materiality generally -situations may arise in practice where the auditor will conclude that a matter relating to segment information is qualitatively material even though, in his or her judgment, it is quantitatively immaterial to the financial statements taken as a whole.

No evidence exists that suggests the change in the accounting treatment of the Warrants was a result of management intentionally misstating items in the financial statements to “manage” reported earnings nor was the non-correction a result of management believing that the resulting amounts and trends would be significant to users of the registrant’s financial statements and/or was probable that such resulting amounts and trends would have influenced the judgment of a reasonable person relying upon the report (i.e., reasonable person would have been changed their decision or been influenced by the inclusion or correction of the item). Moreover, management does not believe a reasonable SPAC investor would evaluate a cash tender offer for Class A shares at a price in excess of the redemption value for said shares (which would be required for the Private Placement Warrants to have any value upon exercise) as a likely outcome for their investment, particularly in a case where ownership of even all of the Class A shares does not convey voting control of the SPAC. In this case, the change results in an increase to net loss and net loss per share; therefore, it did mask a negative change in earning or other negative trends for the three months ended March 31, 2023, and for the three and six months ended June 30, 2023. However, SPAC investors are not primarily interested in the earning pers share or operations as such management believes there are no items that would have caused the judgment of a reasonable person relying upon the report to change their decision as a result of the inclusion or correction of the item.

Internal Controls Over Financial Reporting

Once the entity has identified an error, whether material or immaterial, the entity should consider whether and how the identified error affects the design and effectiveness of the entity’s related internal controls. An evaluation of internal controls would be considered necessary even if the error does not result in a restatement or adjustment to prior period financial statements, as an error indicates that some aspect of the internal control design or execution was not properly functioning (i.e., a control deficiency). If it is determined that a control deficiency exists, management should evaluate whether it represents a deficiency, significant deficiency, or material weakness. In doing so, management should consider the existence of mitigating controls to determine whether those controls operate at a level of precision that would prevent or detect a misstatement that could be material.

As discussed in AS 2201 – Evaluating deficiencies, significant deficiencies, and material weaknesses

●	A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

.69   Indicators of material weaknesses in internal control over financial reporting include -

■	Identification of fraud, whether or not material, on the part of senior management; No fraud, whether or not material, on the part of senior management was identified.

■	Restatement of previously issued financial statements to reflect the correction of a material misstatement; although not deemed material for qualitative purposes, the finding was deemed to be quantitatively material thus restatement of prior period is required.

■	Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting; and -No. Management does not deem the error to be a material misstatement qualitatively (as assessed above) however quantitatively it is material. Additionally, the error in this case was not identified by the account level control; however, there is no evidence or basis to conclude that it would not have been identified and corrected by the Company’s entity level and other mitigating controls which are designed to prevent and detect material misstatements from occurring.

■	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee. A restatement will be required.

.70  When evaluating the severity of a deficiency, or combination of deficiencies, the auditor also should determine the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles. If the auditor determines that a deficiency, or combination of deficiencies, might prevent prudent officials in the conduct of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles, then the auditor should treat the deficiency, or combination of deficiencies, as an indicator of a material weakness. Management believes the error did preclude prudent officials in conducting their own review to determine they have reasonable assurance that transactions are recorded in conformity with generally accepted accounting principles. Based upon the review of the defined terms for a material weakness, management does believe this is met and as such a material weakness exists.

●	A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting

Not applicable given the material weakness conclusion above.

●	A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Not applicable given the material weakness conclusion above.

Management will communicate to the audit committee the finding and adjustment to the prior period financial statements to reflect the changes in classification of the Warrants and the corresponding change in the fair value for both March 31, 2023, and June 30, 2023.

Question #2 Conclusion

As a result of the evaluation described above with regard to the change in classification of the Warrants from Equity to Liability, management believes the overall financial statements, based on a quantitative basis, is material and will require adjustment through a restatement to the prior period financial statements to reflect the changes in classification of the Warrants and the corresponding change in the fair value for both March 31, 2023, and June 30, 2023.

Exhibit B

June 30, 2021

Prospector Capital Corp.

1250 Prospect Street, Suite 200

La Jolla, CA 92037

Re: Private Placement Warrants

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to you in accordance with the purchase of private placement warrants of Prospector Capital Corp., a Cayman Islands exempted company (the “Company”), by Prospector Sponsor LLC, a Cayman Islands limited liability company (the “Purchaser”) (such warrants, the “Private Placement Warrants”). Prior to the closing of the Company’s initial public offering, the Company and Purchaser previously entered into the Securities Purchase Agreement, the Amendment to the Securities Purchase Agreement and Return Agreement, and the Private Placement Warrants Purchase Agreement, pursuant to which the Purchaser holds an aggregate of 5,666,667 Private Placement Warrants. Such Private Placement Warrants are subject to the terms of the Warrant Agreement, dated as of January 7, 2021, by and between the Company and Continental Stock Transfer & Trust Company, a New York limited purpose trust company. Certain capitalized terms used but not defined herein have the meanings given to them in the Securities Purchase Agreement. The Purchaser hereby agrees with the Company as follows:

1.	Upon execution of this Letter Agreement, the Purchaser agrees it shall surrender its ability to transfer any of the Private Placement Warrants held by it to any individuals or entities that are not affiliates of the Purchaser.

2.	This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

3.	No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Subscriber and the Company and their respective successors, heirs and assigns and permitted transferees.

4.	Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

5.	This Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.	This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

7.	This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

8.	Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

[Signature Page Follows]

Sincerely,

PROSPECTOR Capital corp.

By:	/s/ Derek Aberle
	Name:	Derek Aberle
	Title:	Chief Executive Officer

Acknowledged and Agreed:
PROSPECTOR SPONSOR LLC

By:	/s/ Nick Stone
	Name:	Nick Stone
	Title:	Managing Member